

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-5546

DIVISION OF
CORPORATION FINANCE
Mail Stop 5546

January 30, 2007

Via US Mail and facsimile (617) 243-0066

Ms. Amy M. Trombly
Trombly Business Law
1320 Centre St.
Suite 202
Newton Centre, Massachusetts 02459

Re: FTS Group, Inc.
        Registration Statement on Form SB-2
        File No.: 333-133749

Dear Ms. Trombly:

       We received your letter dated January 25, 2007 on behalf of FTS Group, Inc. (the "Registrant") requesting that we waive the requirement to obtain a written consent from Withum, Smith, & Brown P.C., the Registrant's independent auditors for its year ended December 31, 2004, in connection its pending registration statement on Form SB-2. We understand that your letter and the accompanying affidavit from Scott Gallagher, the Registrant's Chief Executive Officer, are being furnished pursuant to Rule 437 of Regulation C and have been filed with the Commission.

       We believe the reasons and circumstances described in the affidavit do not constitute a sufficient basis for the staff to waive the requirement to include the consent of Withum, Smith, & Brown P.C. in the Registrant's pending registration statement on Form SB-2. Accordingly, before the staff can declare that registration statement effective, it must contain the written consent of Withum, Smith, & Brown P.C. if the financial statements for the year ended December 31, 2004 are included in the filing.

       The staff's conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3403.

Sincerely,

Steven Jacobs
Associate Chief Accountant